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                                                                  EXHIBIT (a)(4)

                                      LOGO

                                 JULY 23, 1997

TO THE STOCKHOLDERS OF OCTEL COMMUNICATIONS CORPORATION

Dear Stockholder:

     I am pleased to report that on July 17, 1997, Octel Communications Corporation ("Octel") entered into a merger agreement with Lucent Technologies Inc., a Delaware corporation ("Lucent"), and its wholly owned subsidiary, Memo Acquisition Corp., a Delaware corporation ("Purchaser"), that provides for the acquisition of all of the Common Stock, par value $.001 per share, together with all associated Preferred Share Purchase Rights (the "Shares"), of Octel by Purchaser at a price of $31 per Share in cash, net to the seller, without interest. Under the terms of the proposed transaction, Purchaser has commenced a tender offer (the "Tender Offer") for all outstanding shares of Octel Common Stock at $31 per Share. The Tender Offer is currently scheduled to expire at 5:00 p.m., New York City time, on Friday, August 29, 1997.

     Following the successful completion of the Tender Offer, upon approval by stockholder vote, if required, Purchaser will be merged with and into Octel (the "Merger"), and all Shares not purchased in the Tender Offer will be converted into the right to receive $31 per Share in cash, net to the seller, without interest.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, OCTEL STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL OCTEL STOCKHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES.

     The recommendation of the Board of Directors is described in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by Octel with the Securities and Exchange Commission and enclosed with this letter. In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included the opinions of each of Goldman, Sachs & Co. and Hambrecht & Quist LLC, financial advisors to Octel, copies of which are attached as annexes to the Schedule 14D-9. We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be more informed as to the Board's recommendation.

     Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

     The management and directors of Octel thank you for the support you have given the Company.

     On behalf of the Board of Directors,

                                          Sincerely,

                                          LOGO
                                          Robert Cohn

                                          Chairman and Chief Executive Officer